Exhibit (e)(16)

Page 1 of 5

July 11, 2009

Debajoti Pal

USA

Dear Debu,

I am very pleased to offer you a position with lkanos Communications, Inc (the “Company”) as Senior Vice President and Chief Technology Officer, reporting to me.

We are pleased to offer you an annual base salary of $250,000 which will be paid in accordance with the Company’s normal payroll procedures. We are also pleased to offer you a comprehensive package of employee benefits generally offered to employees and executives including health benefits. Company executives do not have a fixed number of vacation or sick days. You are entitled to take time away from the office on the honor system, but it’s expected that your absence would not materially interfere with your service to the Company. No one will keep track of the time you spend outside of the office. In addition, the Company observes eight scheduled holidays and two floating holidays per year. You should note that the Company may modify salaries and benefits from time to time, as it deems necessary.

Assuming you are employed at the Company through January 1, 2010, you will be eligible to earn an on-target bonus, currently set in the amount of 50% of your base salary for fiscal year 2009 based on both the Company’s achievement of specified financial targets for 2009 established by the CEO and the Compensation Committee of the Board (the “Compensation Committee”) and your achievement of specific objectives and milestones for such year to be mutually agreed upon and set by you and me. Your bonus for 2009 will be pro-rated for the portion of the year you serve in the capacity as the Company’s Senior Vice President and Chief Technology Officer and will be determined by me based upon objectives to be agreed upon by you and me and approved by the Compensation Committee. For periods thereafter, the target bonus amounts shall be determined by the CEO and payment of such bonus shall be based on both the Company’s achievement of specified financial targets and your achievement of specific objectives and milestones mutually agreed upon and set by you and the CEO and approved by the Compensation Committee.

An important component of our compensation package includes the opportunity in our Company. After you commence employment and upon approval by the Compensation Committee, the Company will grant you an option to purchase a number of shares of the Company’s common stock which will be determined at the Conexant BBA transaction closing, or shortly thereafter, and will be consistent with Ikanos’ compensation practices and representative of your management position. The notice of the shares will equal the closing market price of the Company common stock on the day the option is granted. The option will vest 25% per year, subject to your continued set-vice with the Company through each such date. The option may be granted from one of the Company’s stock option plans (the “Stock Option Plans”) or pursuant to a stand-alone stock option agreement, or a combination of both, as determined by the Compensation Committee. As a result, the option will be subject to the terms, definitions and provisions of the Stock Option Plan under which it is granted, if any, and the stock option agreement by and between the Company and you (the “Option Agreement”), both of which documents are

47669 Fremont Boulevard Fremont, California 94538 USA

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incorporated herein by reference; provided, however, that the terms and provisions of the Option Agreement shall be substantially the same as if the portion of the option represented by such Option Agreement bad been granted under the Stock Option Plan.

You will also be eligible to participate in the Ikanos Employee Equity Program whereby employees are eligible for additional Company equity, as determined by the Compensation Committee.

In the event the Company terminates your employment with the Company without Cause, you will be entitled to receive (i) continuing payments of severance pay equal to twelve (12) months of your then current base salary on the date of termination, payable in accordance with the Company’s normal payroll procedures and subject to the usual, required withholding; (ii) one hundred percent (100%) of your target bonus for the year in which the termination occurs, to be paid in equal installments over the twelve (12)-month period from date of such termination on the same dates and pursuant to the Company’s same payroll policies that payments under clause (i) are made; (iii) accelerated vesting of outstanding and unvested equity awards with respect to that portion of the award that would have vested during the twelve (12)-month period following your date of termination if you had remained employed with the Company through such period; and (iv) provided (A) you constitute a qualified beneficiary, as defined in Section 4980B(g)(l) of the Internal Revenue Code of 1986, as amended (the “Code”), and (B) you elect continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) within the time period prescribed pursuant to COBRA, the Company will reimburse your COBRA premiums for your continued health (i.e, medical, dental and vision) coverage until the earlier of (x) twelve (12) months, or (y) until you obtain substantially similar coverage under another employer’s group insurance plan.

If within twelve (12) months following a Change of Control (A) you resign from your employment with the Company for Good Reason, or (B) the Company terminates your employment without Cause, then you will be entitled to receive the following severance in lieu of the severance set forth in the foregoing paragraph: (i) continuing payments of severance pay equal to twelve (12)-months of your then current base salary on the date of termination (or, if greater, as in effect immediately prior to the Change of Control), payable in accordance with the Company’s normal payroll procedures and subject to the usual, required withholding; (ii) one hundred percent (100%) of your target bonus for the year in which the termination occurs (or, if greater, your target bonus as in effect immediately prior to the Change of Control), to be paid in equal installments over the twelve (12)-month period from the date of such termination, payable in accordance with the Company’s normal payroll procedures and subject to the usual, required withholding; (iii) accelerated vesting of outstanding and unvested equity awards with respect to that portion of the award that would have vested during the twelve (12)-month period following your date of termination if you had remained employed with the Company through such period; and (iv) provided (A) you constitute a qualified beneficiary, as defined in Section 4980B(g)(1) of the Code, and (B) you elect continuation coverage pursuant to COBRA within the time period prescribed pursuant to COBRA, the Company will reimburse your COBRA premiums for your continued health (i.e., medical, dental and vision) coverage until the earlier of (x) twelve (12) months, or (y) until you obtain substantially similar coverage under another employer’s group insurance plan.

Notwithstanding the foregoing, you will only be entitled to the severance payments and benefits set forth above if you enter into (and do not revoke) a release of any and all claims against the Company, in a form reasonably acceptable to the Company, that becomes effective within ninety (90) days of your termination of employment. In the event the termination occurs at a time during the calendar year where it would be possible for the release of claims to become effective in the calendar year following the calendar year in which your termination occurs, then

47669 Fremont Boulevard Fremont, California 94538 USA

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any severance that would be considered Deferred Compensation Separation Benefits (as defined in the next paragraph) will be paid on the first payroll date to occur during the calendar year following the calendar year in which such termination occurs, or such later time as required by the payment schedule applicable to each payment or benefit or the next paragraph.

Notwithstanding anything to the contrary in this offer letter, if you are a “specified employee” within the meaning of Section 409A of the Code and the final regulations and any guidance promulgated there under (“Section 409A”) at the time of your termination (other than due to death), and the severance payable to you, if any, pursuant to this offer letter, when considered together with any other severance payments or separation benefits that are considered deferred compensation under Section 409A (together, the “Deferred Compensation Separation Benefits”) that ate payable within the first six (6) months following your termination of employment, they will become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of your termination of employment. All subsequent Deferred Compensation Separation Benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if you die following termination but prior to the six (6) month anniversary of termination, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of your death and all other Deferred Compensation Separation Benefits will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment and benefit payable under this offer letter is intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations. Any amount paid under this offer letter that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-I(b)(4) of the Treasury Regulations shall not constitute Deferred Compensation Separation Benefits for purposes of this paragraph. In addition, amounts paid under this offer letter that qualify as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-l(b)(9)(iii) of the Treasury Regulations that do not exceed the Section 409A Limit (as defined below) shall not constitute Deferred Compensation Separation Benefits for purposes of this paragraph. This provision is intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply.

The Company and you agree to work together in good faith to consider amendments to this offer letter and take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to you under Section 409 A .

Definition of Terms:

“Cause” means: (i) your failure to perform your assigned duties or responsibilities after written notice thereof from the Company describing your failure to perform such duties or responsibilities and your inability to correct such failure within thirty (30) days after such written notice; (ii) your engaging in any act of dishonesty, fraud or misrepresentation; (iii) your intentional violation of any federal or state law to regulation directly applicable to the Company’s business; (iv) your breach of any confidentiality agreement or invention assignment agreement between you and the Company; or (v) your being convicted of, or entering a plea of nolo contendere to, any crime or committing any act of moral turpitude.

“Change of Control’’ means either: (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation or stock transfer, but excluding any such transaction effected primarily for the purpose of changing

47669 Fremont Boulevard Fremont, California 94538 USA

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the domicile of the Company), unless the Company’s stockholders of record immediately prior to such transaction or series of related transactions hold, immediately after such transaction or series of related transactions, at least 50% of the voting power of the surviving or acquiring entity (provided that the sale by the Company of its securities for the purposes of raising additional funds will not constitute a Change of Control hereunder); or (ii) a sale of all or substantially all of the assets of the Company.

“Good Reason” means any of the following that occurs on or following a Change of Control and without your express written consent: (i) a material reduction of your duties, position or responsibilities; (ii) a material reduction by the Company in your base salary as in effect immediately prior to such reduction; (iii) a material reduction by the Company in the kind or level of employee benefits to which you are entitled immediately prior to such reduction with the result that your overall benefits package is significantly reduced; or (iv) a material change in the geographic location at which you must perform services (in other words, your relocation to a facility or a location more than fifty (50) miles from your then present location). Provided, however, that before you may terminate your employment for Good Reason, (A) you must provide written notice to the Company, within ninety (90) days of the initial existence of the Good Reason condition, setting forth the reasons for your intention to terminate your employment for Good Reason and (B) the Company must have an opportunity within thirty (30) days following delivery of such notice to cure the Good Reason condition. In no instance will a resignation be deemed to be for Good Reason if it is made more than twelve (12) months following the initial occurrence of any of the events that otherwise would constitute Good Reason hereunder.

“Section 409 A Limit’’ means the lesser of two (2) times: (i) your annualized compensation based upon the annual rate of pay paid to you during the Company’s taxable year preceding the Company’s taxable year of your termination of employment as determined under Treasury Regulation 1.409A-1(b)(9)(iii)(A)(l) and any Internal Revenue Service guidance issued with respect thereto; or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 40l(a)(l7) of the Code for the year in which your employment is terminated.

You should be aware, and acknowledge and agree, that your employment with the Company is for no specified period of time and constitutes at will employment. As a result, you are free to resign at any time, for any reason, or for no reason. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without cause, and with or without notice. Your continued employment with the Company is contingent upon the successful completion of a background check. Upon completion of this, Human Resources will confirm your employment status with the Company.

You will be eligible for a performance and salary review in accordance to the Company’s policy on performance management and compensation planning.

For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated. As a Company employee, you will be expected to comply with and be bound by the operating policies, procedures, practices and rules and regulations of the Company. You will be expected to sign and comply with an Employment, Confidential Information, Invention Assignment and Arbitration Agreement which requires, among other provisions, the assignment of patent rights to any invention made during your employment at the Company and non-disclosure of proprietary information. You will also be expected to sign and comply with our Company Code of Ethics and our Insider Trading Policy.

47669 Fremont Boulevard Fremont, California 94538 USA

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You agree that, during the term of your employment with the Company, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to the Company.

To indicate your acceptance of the Company’s offer, please sign and date this letter in the space provided below and return it to me. A duplicate original is enclosed for your records. This letter, along with the agreement relating to the proprietary rights between you and the Company, set forth the terms of your employment with the Company and supersede any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by the Chairman of the Board or the Chairman of the Compensation Committee and by you.

Debu, lkanos is an exciting endeavor. We are delivering on a strategy in the market that will cement our competitive position, and you and your contributions will be an important component of our success. We look forward to working with you at lkanos.

Please call me with any questions that you may have about this offer.

Sincerely,

Mike Gulett
President & CEO

Accepted and agreed to:

July 12, 2009
Date

Employee Signature	(DEBAJYOTI PAL)

Start Date:	August 21 or 24, 2009

Enclosures:

Employment, Confidential Information, Invention Assignment and Arbitration Agreement Company Code of Ethics, Insider Trading Policy, Duplicate Original

47669 Fremont Boulevard Fremont, California 94538 USA

+1 510.979.0400             +1 510.979.0500